SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

[redacted]

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08002081

SEC Mail Processing Section
APR 17 2008
Washington, DC
106

April 10, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 3, 4, 7 and 10, 2008.

Best regards,

Skanska AB

PROCESSED
APR 25 2008 E
THOMSON REUTERS

SUPPL

Marianne Bergström

Published	Item	Document name	Required by
April 3, 2008	Press Release	Report from Skanska's Annual Shareholder's Meeting	law and by the listing agreement with Stockholm Stock Exchange
April 4, 2008	Press Release	Anders Årling new President of Skanska Infrastructure Development	law and by the listing agreement with Stockholm Stock Exchange
April 4, 2008	Press Release	Karin Lepasoon is new member of Skanska's Senior Executive Team	law and by the listing agreement with Stockholm Stock Exchange
April 4, 2008	Press Release	New manager of Skanska's Group Staff Unit IT	law and by the listing agreement with Stockholm Stock Exchange
April 7, 2008	Press Release	Skanska awarded highway contract in California for USD 68 M, about SEK 425 M	law and by the listing agreement with Stockholm Stock Exchange
April 10, 2008	Press Release	Skanska to build major office center in London for GBP 150 M, about SEK 1.8 billion	law and by the listing agreement with Stockholm Stock Exchange

dlw 4/24

SKANSKA

Press Release

April 3, 2008
10:00 am CET

Report from Skanska's Annual Shareholder's Meeting

The following decisions were made at Skanska AB's Annual Shareholder's Meeting in Stockholm today:

The dividend for 2007 was approved in accordance with the Board's proposal of SEK 5.25 per share (preceding year SEK 4.75) and an extraordinary dividend of SEK 3.00 per share (3.50). The record date for the dividend is April 8, 2008.

Sverker Martin-Löf, Jane F. Garvey, Finn Johnsson, Sir Adrian Montague, Lars Pettersson and Matti Sundberg were reelected members of the Board of Directors.

Johan Karlström and Bengt Kjell were elected new members. Stuart Graham, Anders Nyrén and Curt Källströmer declined reelection.

Bengt Kjell is Executive Vice President of AB Industrivärden. Johan Karlström is the President and CEO of Skanska as of April 3.

Sverker Martin-Löf was reelected Chairman of the Board.

The Annual Shareholder's Meeting resolved to authorize the Board during the period until the next Annual Shareholder's Meeting to acquire a maximum of 4,500,000 own B shares. The purpose to secure shares to participants in the Skanska Employee Ownership Program decided at the Extraordinary Shareholder's Meeting held in November 2007.

Departing President and CEO Stuart Graham was thanked at the Meeting for his contribution to the company.

For further information please contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 4, 2008
08:15 am CET

Anders Årling new President of Skanska Infrastructure Development

Anders Årling has been appointed new President of Skanska Infrastructure Development. He succeeds Thomas Alm, Executive Vice President of Skanska AB, who has served as Acting President since last year. Anders Årling assumes his new position immediately.

Anders Årling joined Skanska ten years ago as Vice President of Skanska Financial Services. He has served as President of Skanska Financial Services since 2002, during which he developed the unit into a financial services function that supports the company's operations and participates in many transactions for the units in the various home markets. Anders Årling studied business at Stockholm University and prior to joining Skanska he was employed at Securum.

"Our strategic focus on PPP, public private partnerships, remains firm. We are convinced that PPP offers favorable future expansion possibilities. Anders Årling's excellent leadership qualities and in-depth knowledge of Skanska, combined with his documented ability to create financial solutions, make him highly suited to manage and develop Skanska ID in the years ahead," says Johan Karlström, Skanska's President and CEO.

Skanska Infrastructure Development focus on operations in public private partnerships, that is, privately financed infrastructure. In PPP projects, Skanska has total responsibility for the entire development chain, from design and financing to construction, operation and maintenance. At year-end 2007, the project portfolio totaled 15 projects in Europe and Latin America, with an estimated market value of SEK 9.4 billion, an increase of SEK 3.1 billion compared with 2006.

For further information please contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 4, 2008
08:25 am CET

Karin Lepasoon is new member of Skanska's Senior Executive Team

Karin Lepasoon has been appointed a new member of Skanska's Senior Executive Team (SET). Karin Lepasoon joined Skanska in 2006 as Senior Vice President, Communications, Skanska AB, and since then has been a co-opted member of SET.

"It is pleasing to welcome Karin as a regular member of SET. Communication and branding issues, in which Karin provides her special expertise, are increasingly important components in everything we do, internally and externally," says Johan Karlström, Skanska's President and CEO.

Karin Lepasoon holds a Master of Laws (LLM) from Lund University and an LLM in European Community law from Leiden University in the Netherlands.

Responsibilities in Skanska's Senior Executive Team:

Johan Karlström, President and CEO, and within SET responsible for Legal Affairs and construction operations in UK and USA,
Hans Biörck, Executive Vice President, CFO, responsible for Financial Services, Controlling, Corporate Finance, Investor Relations, Reporting and construction operations in Czech Republic,
Thomas Alm, Executive Vice President, responsible for construction operations in Latin America, Risk Management, Sustainability and Green Construction,
Petter Eiken, Executive Vice President, responsible for construction operations in the Nordic region and Residential Development Nordic,
Tor Krusell, Executive Vice President, responsible for Human Resources, Purchasing and IT,
Claes Larsson, Executive Vice President, responsible for Commercial and Infrastructure Development and for construction operations in Poland,
Karin Lepasoon, Senior Vice President, responsible for Communications.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 4, 2008
08:35 am CET

New manager of Skanska's Group Staff Unit IT

Magnus Norrström has been appointed CIO of Skanska's Group Staff Unit Information Technology. He succeeds Peter Thompson, who decided to resign his position after 6 years.

Magnus Norrström is a graduate engineer from Chalmers University of Technology. Most recently, he worked as CIO at Nordea and was previously a partner at Accenture. He will assume his position at Skanska on May 1.

Group Staff Unit IT is responsible for the Group's global standards for data networks, security and commom platforms as well as coordinating the purchase of IT equipment and related services.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

April 7, 2008
08:30 am CET

Skanska awarded highway contract in California for USD 68 M, about SEK 425 M

Skanska has been contracted to build a highway in California. The contract amounts to USD 68 M, about SEK 425 M, which is included in order bookings for the first quarter. The customer is the state department of transportation, CalTrans.

The order covers construction of a new 5-kilometer four-lane highway on State Route 78 bypassing Brawley, about 200 kilometers east of San Diego in southern California. The project includes seven bridges at traffic interchanges, railways and over the New River.

Brawley is an agricultural center and the new highway will redirect the heavy truck traffic around the city.

The project starts immediately and is scheduled to be completed in 22 months.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 10, 2008
08:00 am CET

Skanska to build major office center in London for GBP 150 M, about SEK 1.8 billion

Skanska has been contracted to build a large office building in the City of London. The contract amount is GBP 150 M, about SEK 1.8 billion, which is included in order bookings for the second quarter. The customer is the British real estate development company Minerva.

The St. Botolphs project involves a new 14-storey office and retail development that will provide approximately 52,000 square meters of high quality accommodation. The building will have a characteristic design with lightly rounded corners.

Preparatory work, including ground work and piling, has begun. The project is planned for completion for 2010.

Skanska is applying its integrated expertise in the project, including building construction, piled foundations, mechanical and electrical services as well as steel decking.

St. Botolphs is the second project that Skanska is currently constructing for Minerva, following the award of The Walbrook – a GBP 150 M project, also in the City of London in 2007. For Minerva Skanska also completed the 90 High Holborn in 2003 as well as a redevelopment of the company's headquarters on Wigmore Street in 2002.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END